Exhibit 99.1

DHT Holdings, Inc. First Quarter 2020 Results

HAMILTON, BERMUDA, May 5, 2020 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	2019	2018
Shipping revenue	211.9	191.8	104.7	106.2	132.3	535.1	375.9
Adjusted net revenue[1]	152.5	141.7	58.9	61.2	85.8	347.6	214.8
Adjusted EBITDA[2]	128.4	116.3	36.0	38.0	64.2	254.5	123.2
Net income/(loss) after tax	72.2	75.9	(9.4)	(10.5)	17.7	73.7	(46.9)[3]
EPS – basic	0.49	0.52	(0.07)	(0.07)	0.12	0.51	(0.33)
EPS – diluted[4]	0.44	0.47	(0.07)	(0.07)	0.12	0.51	(0.33)
Dividend[5]	0.35	0.32	0.05	0.02	0.08	0.47	0.11

Interest bearing debt	780.8	851.0	945.9	904.2	918.9	851.0	967.3
Cash	75.8	67.4	115.4	71.0	69.3	67.4	94.9

Operating days[6]	2,457.0	2,484.0	2,484.0	2,457.0	2,430.0	9,855.0	9,810.7
Scheduled off hire days	49.1	55.0	157.0	140.7	0.0	352.6	95.2
Unscheduled off hire days	38.9	5.5	13.0	3.4	12.0	33.9	9.6
Revenue days[7]	2,369.0	2,423.5	2,314.0	2,312.9	2,418.0	9,468.5	9,705.9
Spot exposure[8]	84.2%	81.5%	82.2%	85.2%	83.5%	83.1%	73.2%

QUARTERLY HIGHLIGHTS:

●
Adjusted EBITDA for the quarter of $128.4 million. The net income of $72.2 million equates to $0.49 per basic share. Adjusted for a non-cash change in fair value related to interest rate derivatives of $12.6 million, net income would be $84.8 million, equivalent to $0.58 per basic share.

●
In the first quarter of 2020 the Company’s VLCCs operating in the spot market achieved $66,400 per day and the Company’s VLCCs on time-charter earned $54,000 per day achieving combined time charter equivalent earnings for the Company’s VLCCs of $64,400 per day. The result for the Company’s VLCCs operating in the spot market adjusted for the IFRS 15 impact was $65,500 per day for the first quarter of 2020.

●	Thus far in the second quarter of 2020, 66% of the available VLCC spot days have been booked at an average rate of $110,400 per day on a discharge to discharge basis (see table I for details).

●
In March 2020, the Company prepaid $57.8 million under the ABN Amro Credit Facility. The prepayment was made under the revolving credit facility tranche and may be re-borrowed (see table II for details).

●
The majority of the scheduled off hire days in the quarter were related to the scrubber retrofit project. The Company now has 13 vessels with scrubbers, while five vessels have been postponed due to the strong market conditions. The Company has paid $49.2 million related to the scrubber retrofit project, with an average of 37.0 days in yard. The majority of unscheduled offhire is related to an incident in February where a Singapore flagged oil tanker made contact with DHT Tiger while she was at anchor. The vessel was offhire for 5 weeks before she could resume activity. DHT has presented a claim for repair and loss of hire and expect full settlement of the claim.

●
For the first quarter of 2020, the Company will return $51.4 million to shareholders in the form of a cash dividend of $0.35 per share, payable on May 26, 2020 to shareholders of record as of May 19, 2020.

●
As of March 31, 2020 DHT had a fleet of 27 VLCCs. The total dwt of the fleet is 8,360,850. For more details on the fleet, please refer to the web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

SUBSEQUENT EVENT HIGHLIGHTS:

●	On April 1, 2020, the Company announced time charters for six of its VLCCs. All six ships have contracts with firm periods of 12 months at an average fixed daily hire of $67,300 per day.

●
In April, the Company agreed to a $36.4 million financing of DHT Jaguar with Danish Ship Finance, being the current lender. The new loan will be in direct continuation of the existing loan. The new facility will bear an interest rate equal to Libor + 2.00%, have a 20-year repayment profile, and have final maturity in November 2025.

●
On April 17, the Company drew down $13.5 million under the Nordea Credit Facility. This was the remaining amount of the scrubber financing secured in September 2018. The total facility is $45 million and will have quarterly installments of $2.25 million commencing second quarter of 2020 with a final balloon payment of $18 million together with the last installment in April 2023 (see table II for details).

OTHER:

●
The Covid-19 virus outbreak is impacting our business in several ways. The main operational challenge relates to our seafarers and our ability to change crews at regular intervals.  This is resulting in crews staying onboard longer than planned, awaiting opportunities to go ashore and for replacements to come onboard.  Our crew is demonstrating cooperation and understanding to support continuation of our services.  We could also face challenges in getting supplies delivered to our vessels. So far, we have had limited negative impact in this regard.  Lastly, the virus outbreak has currently impacted global consumption of refined oil products imposing a build-up of shore-based inventories of both feedstock and end products, resulting in bottlenecks and delays to discharge cargoes in ports.

Table I: Outlook Q2 2020 - Adjusted net revenue USD mill. (except no. of days and rate per day)
All numbers are estimates	No. of days	Rate TCE/day	Adjusted net revenue[1]
Time charter, estimate *)	749	$54,100	$40.6
Fixed spot business, estimate	1,122	$110,400	$123.8
Sum/average	1,871	$87,900	$164.4
Open revenue days	584
Expected off hire days	2

*) Number of days is estimated as there is uncertainty as to exact dates for entering and exiting the time charters. Please also note that the rates are base rates only - no potential profit splits are included.

Table II: Interest bearing debt - Notional amount USD mill.
Opening balance January 1, 2020	$866.0
Scheduled repayments first quarter	$(14.2)
Prepayment first quarter	$(57.8)
Issuance after end of first quarter	$13.5
Balance notional debt as per May 5, 2020	$807.6

*) Please also see Note 4 – Interest bearing debt

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, vessel operating expenses and general and administrative expenses.
32018 includes impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Reveue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off-hire.
8 As % of total operating days in period.

FIRST QUARTER 2020 FINANCIALS

The Company reported shipping revenues for the first quarter of 2020 of $211.9 million compared to shipping revenues of $132.3 million in the first quarter of 2019. The increase from the 2019 period to the 2020 period includes $82.3 million attributable to higher tanker rates offset by $2.7 million attributable to change in total revenue days. The decrease in total revenue days was a result of scheduled off hire in connection with the scrubber retrofit project in addition to unscheduled offhire in the quarter.

Voyage expenses for the first quarter of 2020 were $59.4 million, compared to voyage expenses of $46.5 million in the first quarter of 2019. The increase was mainly due to a $7.9 million increase in bunker expenses in addition to a $3.1 million increase related to voyage expenses which are capitalized and amortized under IFRS 15.

Vessel operating expenses for the first quarter of 2020 were $19.8 million, equal to $8,100 per day, compared to $17.9 million in the first quarter of 2019. The increase was mainly related to upstoring of spares and consumables in relation to IMO2020. The average operating cost for 2019 was $7,900 per day.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $30.3 million for the first quarter of 2020, compared to $27.6 million in the first quarter of 2019. The increase was mainly due to depreciation related to scrubbers of $2.3 million.

General & administrative expense (“G&A”) for the first quarter of 2020 was $4.3 million, consisting of $3.4 million cash and $0.9 million non-cash charges, compared to $3.7 million in the first quarter of 2019, consisting of $3.4 million cash and $0.3 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the first quarter of 2020 were $25.5 million compared to $18.9 million in the first quarter of 2019. The increase was due to a non-cash loss of $12.6 million related to interest rate derivatives in the first quarter of 2020 compared to a non-cash loss of $4.4 million in the first quarter of 2019 offset by a decrease in interest expenses due to reduced outstanding debt and a reduction in Libor.

The Company had net income in the first quarter of 2020 of $72.2 million, or income of $0.49 per basic share and $0.44 per diluted share, compared to net income in the first quarter of 2019 of $17.7 million, or income of $0.12 per basic share and $0.12 per diluted share. The change from the 2019 period to the 2020 period was mainly due to higher tanker rates.

Net cash provided by operating activities for the first quarter of 2020 was $130.7 million compared to net cash provided by operating activities of $36.7 million for the first quarter of 2019. The change is mainly due to net income of $72.2 million in the first quarter of 2020 compared to net income of $17.7 million in the first quarter of 2019, $27.9 million related to change in operating assets and liabilities and $11.6 million related to items included in net income not affecting cash flows.

Net cash used in investing activities was $3.1 million in the first quarter of 2020 of which $2.8 million related to investment in vessels and $0.3 million related to investment in property, plant and equipment. Net cash used in investing activities was $1.5 million in the first quarter of 2019 and was mainly related to investment in vessels.

Net cash used in financing activities for the first quarter of 2020 was $119.1 million comprising $57.8 million related to prepayment of long-term debt, $47.0 million related to cash dividend paid and $14.2 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the first quarter of 2019 was $60.8 million comprising $35.0 million related to prepayment of long-term debt, $15.4 million related to scheduled repayment of long-term debt, $7.1 million related to cash dividend paid and $3.2 million related to purchase of treasury shares.

As of March 31, 2020, the cash balance was $75.8 million, compared to $67.4 million as of December 31, 2019.

The Company monitors its covenant compliance on an ongoing basis. As of the date of the most recent compliance certificates submitted for the first quarter of 2020, the Company is in compliance with its financial covenants.

As of March 31, 2020, the Company had 146,945,050 shares of common stock outstanding compared to 146,819,401 shares as of December 31, 2019.

The Company declared a cash dividend of $0.35 per common share for the first quarter of 2020 payable on May 26, 2020 for shareholders of record as of May 19, 2020.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, the DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	2019	2018
Reconciliation of adjusted net revenue

Shipping revenues	211,908	191,835	104,740	106,188	132,305	535,068	375,941
Voyage expenses	(59,385)	(50,140)	(45,847)	(45,021)	(46,492)	(187,500)	(161,891)
Adjusted net revenue	152,524	141,695	58,893	61,168	85,812	347,568	214,050

Reconciliation of adjusted EBITDA
Net income/(loss) after tax	72,158	75,862	(9,391)	(10,513)	17,723	73,680	(46,927)
Income tax expense/(income)	426	20	15	61	36	131	83
Other financial (income)/expenses	925	350	661	400	378	1,790	4,943
Fair value (gain)/loss on derivative financial instruments	12,644	(2,990)	1,510	6,979	4,364	9,863	5,191
Interest expense	12,226	13,016	13,807	13,961	14,548	55,332	54,211
Interest income	(99)	(357)	(113)	(444)	(163)	(1,077)	(345)
Share of profit from associated companies	(206)	(267)	(158)	(162)	(265)	(852)	(858)
(Profit)/loss, sale of vessel	–	–	–	–	–	–	(75)
Impairment charges	–	–	–	–	–	–	3,500
Depreciation and amortization	30,326	30,663	29,656	27,713	27,552	115,584	103,476
Adjusted EBITDA	128,401	116,298	35,987	37,994	64,172	254,452	123,198

Reconciliation of adjusted spot time charter equivalent per day
Spot time charter equivalent per day	66,400	59,200
IFRS 15 impact on spot time charter equivalent per day	(900)	4,700
Adjusted spot time charter equivalent per day	65,500	63,900

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Wednesday May 6, 2020 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling +1 631 510 7495 within the United States, 23 96 02 64 within Norway and +44 (0) 207 192 8000 for international callers. The passcode is “DHT” or “7181783”.
The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/k92bkjhe and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available until May 13, 2020 1:00 p.m. EST/19:00 CET.
To access the replay, dial +1 917 677 7532 within the United States, 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “7181783” as the pass code.
ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2020.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

Wilhelm Flinder, Manager, Investor Relations & Business Analysis
Phone: +1 441 295 1422 and +47 936 11 350
E-mail: wf@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$75,832	67,356
Accounts receivable and accrued revenues		86,033	107,848
Capitalized voyage expenses		4,078	4,151
Prepaid expenses		4,579	4,846
Bunkers, lube oils and consumables		36,279	34,085
Total current assets		$206,801	218,286

Non-current assets
Vessels and time charter contracts	5	$1,565,352	1,589,444
Advances for vessel upgrades	5	9,796	11,652
Other property, plant and equipment		3,395	3,065
Investment in associated company		4,816	4,772
Total non-current assets		$1,583,359	1,608,932

TOTAL ASSETS		$1,790,160	1,827,218

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$19,572	23,998
Derivative financial liabilities	4	8,419	4,320
Current portion long-term debt	4	102,734	100,385
Other current liabilities		558	605
Deferred shipping revenues		-	930
Total current liabilities		$131,283	130,239

Non-current liabilities
Long-term debt	4	$678,074	750,586
Derivative financial liabilities	4	19,824	11,279
Other non-current liabilities		2,287	2,664
Total non-current liabilities		$700,185	764,530

TOTAL LIABILITIES		$831,468	894,768

Equity
Stock	6	$1,469	1,468
Additional paid-in capital	6	1,170,046	1,169,537
Accumulated deficit		(215,028)	(240,165)
Translation differences		(88)	73
Other reserves		2,290	1,531
Non-controlling interest		4	5
Total equity		$958,692	932,449

TOTAL LIABILITIES AND EQUITY		$1,790,160	1,827,218

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q1 2020	Q1 2019
	Note	Jan. 1 - Mar. 31, 2020	Jan. 1 - Mar. 31, 2019
Shipping revenues		$211,908	132,305

Operating expenses
Voyage expenses		(59,385)	(46,492)
Vessel operating expenses		(19,827)	(17,920)
Depreciation and amortization		(30,326)	(27,552)
General and administrative expense		(4,296)	(3,720)
Total operating expenses		$(113,833)	(95,684)

Operating income/(loss)		$98,075	36,620

Share of profit from associated companies		206	265
Interest income		99	163
Interest expense		(12,226)	(14,548)
Fair value gain/(loss) on derivative financial instruments		(12,644)	(4,364)
Other financial income/(expenses)		(925)	(378)
Profit/(loss) before tax		$72,584	17,758

Income tax expense		(426)	(36)
Net income/(loss) after tax		$72,158	17,723
Attributible to non-controlling interest		(1)	-
Attributable to the owners of parent		$72,159	17,723

Basic net income/(loss) per share		0.49	0.12
Diluted net income/(loss) per share		0.44	0.12

Weighted average number of shares (basic)		146,940,908	142,487,300
Weighted average number of shares (diluted)		168,596,765	142,490,452

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

	Note	Q1 2020 Jan. 1 - Mar. 31, 2020	Q1 2019 Jan. 1 - Mar. 31, 2019
Net income/(loss) after tax for the period		$72,158	17,723

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		–	–
Total		$–	–
Items that may be reclassified to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate		(161)	14
Total		$(161)	14

Other comprehensive income/(loss)		$(161)	14

Total comprehensive income/(loss) for the period		$71,997	17,737

Attributable to the non-controlling interest		(1)	–
Attributable to the owners of parent		$71,998	17,737

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2020	Q1 2019
	Note	Jan. 1 - Mar. 31, 2020	Jan. 1 - Mar. 31, 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss) after tax		$72,158	17,723

Items included in net income not affecting cash flows		45,825	34,194
Depreciation	5	30,326	27,552
Amortization of debt issuance costs		1,792	2,006
Fair value (gain) / loss on derivative financial instruments	4	12,644	4,364
Compensation related to options and restricted stock		1,269	538
Share of profit in associated companies		(206)	(265)
Income adjusted for non-cash items		$117,983	51,917

Changes in operating assets and liabilities		12,679	(15,232)
Accounts receivable and accrued revenues	8	21,815	(6,090)
Capitalized voyage expenses		73	(2,457)
Prepaid expenses		(159)	(6,128)
Accounts payable and accrued expenses		(5,849)	659
Deferred shipping revenues		(930)	–
Bunkers, lube oils and consumables		(2,194)	(1,260)
Pension liability		(77)	43
Net cash provided by operating activities		$130,662	36,685

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(2,769)	(1,500)
Investment in property, plant and equipment		(310)	(5)
Net cash used in investing activities		$(3,079)	(1,505)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(47,022)	(7,132)
Repayment of lease liability		(128)	(56)
Issuance of long-term debt	4	–	(1)
Purchase of treasury shares	7	–	(3,248)
Scheduled repayment of long-term debt	4	(14,194)	(15,394)
Prepayment of long-term debt	4	(57,762)	(35,000)
Net cash used in financing activities		$(119,107)	(60,831)

Net increase/(decrease) in cash and cash equivalents		8,476	(25,651)
Cash and cash equivalents at beginning of period		67,356	94,944
Cash and cash equivalents at end of period		$75,832	69,293

Specification of items included in operating activities:
Interest paid		11,502	14,069
Interest received		99	163

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

	Note	Shares	Stock	Paid-in Additional Capital	Treasury Shares	Retained Earnings	Translation Differences	Other Reserves	Non- Controlling Interest	Total Equity
Balance at January 1, 2019		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$-	$861,668
Net income/(loss) after tax						17,723				17,723
Other comprehensive income						-	14			14
Total comprehensive income						17,723	14	-	-	17,737
Cash dividends declared and paid						(7,132)				(7,132)
Purchase of treasury shares					(3,248)					(3,248)
Retirement of treasury shares		(1,061,241)	(11)	(4,602)	4,612					-
Compensation related to options and restricted stock		361,195	4	1,990				(1,456)		538
Balance at Month 31, 2019		142,000,000	$1,420	$1,142,496	$-	$(274,792)	$46	$392	$-	$869,562

Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449
Net income/(loss) after tax						72,159			(1)	72,158
Other comprehensive income						-	(161)			(161)
Total comprehensive income						72,159	(161)		(1)	71,997
Cash dividends declared and paid						(47,022)				(47,022)
Compensation related to options and restricted stock		125,649	1	509				759		1,269
Balance at March 31, 2020		146,945,050	$1,469	$1,170,046	$-	$(215,028)	$(88)	$2,290	$4	$958,692

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2020

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on May 5, 2020 and authorized for issue on May 5, 2020.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2019. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2019 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2020 are listed below. The adoption did not have any effect on the financial statements:

o	IFRS 17 Insurance Contracts
o	Amendments to IFRS 9, IAS 39 and IFRS 7
o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associates or Joint Venture
o	Amendments to IFRS 3 Definition of a business
o	Amendments to IAS 1 and IAS 8 Definition of material
o	Conceptual Framework Amendments to References to the Conceptual Framework in IFRS Standards

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

As of March 31, 2020, the Company had 27 vessels in operation; 6 vessels were on time charters and 21 vessels operating in the spot market.

Information about major customers:
For the period from January 1, 2020 to March 31, 2020 five customers represented $39.3 million, $28.5 million, $21.3 million, $17.3 million and $12.9 million, respectively, of the Company’s revenues. The five customers in aggregate represented $119.3 million, equal to 56 percent of the total revenue of $211.9 million for the period from January 1, 2020 to March 31, 2020.

For the period from January 1, 2019 to March 31, 2019 five customers represented $20.7 million, $20.7 million, $20.0 million, $14.4 million and $8.8 million, respectively, of the Company’s revenues. The five customers in aggregate represented $84.6 million, equal to 64 percent of the total revenue of $132.3 million for the period from January 1, 2019 to March 31, 2019.

Note 4 – Interest bearing debt
As of March 31, 2020, DHT had interest bearing debt totaling $780.8 million (including the $125.0 million convertible senior notes).

Scheduled debt repayments (USD thousands) and margin above Libor

$ in thousands	Margin above Libor	Q2 2020	Q3-Q4 2020	2021	2022	Thereafter	Total
ABN Amro Credit Facility*	2.40%	8,344	16,689	33,378	33,378	278,365	370,154
Credit Agricole Credit Facility	2.19%	1,649	3,299	6,597	6,597	36,328	54,471
Danish Ship Finance Credit Facility	2.25%	1,300	37,700				39,000
Nordea Credit Facility**	2.40%	6,450	12,900	25,800	25,800	134,478	205,428
ABN Amro Revolving Credit Facility***	2.50%
Convertible Senior Notes				124,999			124,999
Total		17,744	70,588	190,774	65,775	449,171	794,052
Unamortized upfront fees bank loans							(6,043)
Difference amortized cost/notional amount convertible note							(7,201)
Total interest bearing debt							780,808

*$57.8 mill. undrawn as of March 31, 2020.
**$46.7 mill. undrawn as of March 31, 2020.
***$46.3 mill. available as of March 31, 2020.  Quarterly reduction of $1.3 million.

ABN Amro Credit Facility
In April 2018 the Company entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders for the financing of eleven VLCCs and two newbuildings. The credit facility is guaranteed by DHT Holdings, Inc. and borrowings bear interest at a rate equal to Libor + 2.40%. In March 2020, the Company prepaid $57.8 million under the revolving credit facility tranche and subsequent to the prepayment, the current outstanding is repayable in quarterly installments of $8.3 million through Q2 2024 with a final payment of $228.3 with the last installment.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 the Company made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7 million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023. The loan bears interest at Libor plus a margin of 2.1875%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 the Company entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018. The credit facility is guaranteed by DHT Holdings, Inc. and borrowings bear interest at a rate equal to Libor + 2.40%. In March 2019, the Company prepaid $35 million under the revolving credit facility tranche and in November 2019, the Company prepaid the outstanding amounts on DHT Lake and DHT Raven, totaling $22.3 million. Subsequent to the prepayments, the sale of the DHT Utah and DHT Utik and the delivery of DHT Stallion and DHT Colt in 2018, the current outstanding is repayable in quarterly installments of $4.2 million with a final payment of $119.3 million in the second quarter of 2023. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In September 2018 the Company secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bear the same interest rate equal to Libor + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the facility was reduced to $45.0 million. As per March 31, 2020, a total of $31.5 million was drawn and $13.5 million is available. The facility will have quarterly installments of $2.25 million commencing second quarter 2020. Other terms and conditions remain unchanged.

ABN Amro Revolving Credit Facility
In November 2016, the Company entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  In April 2018, the Company entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. In June 2019, the Company entered into an agreement with ABN to amend the repayment profile by reducing the quarterly reductions from $1.8 million to $1.3 million. Other terms and conditions remains the same. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt
*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Interest rate swaps
As of March 31, 2020, the Company has nine amortizing interest rate swaps totaling $374.2 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of March 31, 2020, the fair value of the derivative financial liability related to the swaps amounted to $28.2 million.

Covenant compliance
As of the date of the most recent compliance certificates submitted to the banks, the Company is in compliance with its financial covenants.

Note 5 – Vessels
The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Cost of Vessels
$ in thousands
At January 1, 2020	2,106,997
Transferred from vessels upgrades	6,048
At March 31, 2020	2,113,044

Depreciation, impairment and amortization*
$ in thousands
At January 1, 2020	517,553
Depreciation and amortization	30,139
At March 31, 2020	547,692

Carrying Amount
$ in thousands
At January 1, 2020	1,589,444
At March 31, 2020	1,565,352

*Accumulated numbers

Cost of vessel upgrades
$ in thousands
At January 1, 2020	11,652
Additions	4,192
Transferred to vessels	(6,048)
At March 31, 2020	9,796

Carrying Amount
$ in thousands
At January 1, 2020	11,652
At March 31, 2020	9,796

Note 6 – Convertible Senior Note
As of March 31, 2020, $124,999,000 in aggregate principal amount of convertible senior notes due 2021 remains outstanding. The convertible senior notes bear interest at a rate of 4.5% per annum on the principal amount accruing from August 21, 2018. Interest will be payable semiannually in arrears on February 15 and August 15 each year, beginning on February 2019. Interest is computed on the basis of 360-day year comprised of twelve 30-days months. The convertible senior notes are convertible into common stock at any time until one business day prior to maturity. The initial conversion price of the convertible senior notes due 2021 was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2021). The conversion price is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $5.6468 effective February 14, 2020. Based on the adjusted conversion price the total number of shares to be issued would be 22,136,254. The convertible senior notes will mature on August 15, 2021, unless earlier converted, redeemed or repurchased in accordance with their terms. In December 2019, $1,000 principal amount of convertible senior notes due 2021 was converted into 167 shares of common stock.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at March 31, 2020	146,945,050	–
Shares to be issued assuming conversion of
convertible notes due 2021*	32,992,739
Numbers of shares authorized for issue
at March 31, 2020	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
  *assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of March 31, 2020, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding. Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Stock repurchase
The Company did not make any share repurchases during Q1 2020.

Dividend payment

Dividend payment as of March 31, 2020:

Payment date	Total Payment	Per common share
February 25, 2020	$ 47.0 million	$ 0.32
Total payment as per March 31, 2020	$ 47.0 million	$ 0.32

Dividend payment as of December 31, 2019:

Payment date	Total Payment	Per common share
November 14, 2019	$ 7.3 million	$ 0.05
August 29, 2019	$ 2.8 million	$ 0.02
May 28, 2019	$ 11.4 million	$ 0.08
February 26, 2019	$ 7.1 million	$ 0.05
Total payment as per December 31, 2019	$ 28.7 million	$ 0.20

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $86.0 million as of March 31, 2020 consists of accounts receivable of $79.1 million with no material amounts overdue and accrued revenues of $6.9 million.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2019 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events
On May 5, 2020, the Board approved a dividend of $0.35 per common share related to the first quarter 2020 to be paid on May 26, 2020 for shareholders of record as of May 19, 2020.

In April, the Company agreed to a $36.4 million financing of DHT Jaguar with Danish Ship Finance, being the current lender. The new loan will be in direct continuation of the existing loan. The new facility will bear an interest rate equal to Libor + 2.00%, have a 20-year repayment profile, and have final maturity in November 2025.

On April 17, the Company drew down $13.5 million under the Nordea Credit Facility. This was the remaining amount of the scrubber financing secured in September 2018. The total facility is $45 million and will have quarterly installments of $2.25 million commencing second quarter of 2020 with a final balloon payment of $18 million together with the last installment in April 2023.